Exhibit 4.26
Dated 12 September 2005
CHINA NETCOM GROUP CORPORATION (BVI) LIMITED
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CHINA NETWORK COMMUNICATIONS GROUP CORPORATION
CONDITIONAL SALE AND PURCHASE
AGREEMENT
Linklaters
Linklaters Beijing Office
25th Floor China World Tower 1
No 1 Jian Guo Men Wei Avenue
Beijing 100004 China
Telephone (86-10) 6505 8590
Facsimile (86-10) 6505 8582
Ref: L-099151

TABLE OF CONTENTS

Contents		Page

1	INTERPRETATION	1

2	SALE OF THE TARGET BVI SHARES AND TOTAL PRICE	5

3	CONDITIONS PRECEDENT	7

4	PRE-COMPLETION UNDERTAKINGS	8

5	COMPLETION	9

6	WARRANTIES	11

7	LIMITATIONS ON CLAIMS	12

8	PURCHASER’S RIGHTS TO RESCISSION	12

9	WITHHOLDING TAX AND GROSSING UP	13

10	TAX INDEMNITY	13

11	ENTIRE AGREEMENT	15

12	VARIATION	15

13	ASSIGNMENT	15

14	ANNOUNCEMENTS	16

15	COSTS	16

16	CONFIDENTIALITY	16

17	SEVERABILITY	16

18	COUNTERPARTS	17

19	WAIVER	17

20	FURTHER ASSURANCE	17

21	NOTICES	17

22	GOVERNING LAW AND JURISDICTION	19

SCHEDULE 1 PART A Details of the Target BVI Company		20

PART B Details of the Target Company		21

SCHEDULE 2 THE WARRANTIES PART A: General		22

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Contents	Page

PART B: Tax and Property Warranties	34

APPENDIX Continuing Connected Transactions	36

SIGNATURE PAGE	37

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THIS AGREEMENT is made on 12 September 2005
BETWEEN:
(1)	CHINA NETCOM GROUP CORPORATION (BVI) LIMITED a company incorporated under the laws of the British Virgin Islands whose registered office is at P.O. Box 3140, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (the “Vendor”);

(2)	CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED a company incorporated under the laws of Hong Kong whose registered office is at 46th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong (the “Purchaser”); and

(3)	CHINA NETWORK COMMUNICATIONS GROUP CORPORATION a company incorporated under the laws of the PRC whose registered office is at Building C, No. 156 Fuxingmennei Avenue, Xicheng District, Beijing, PRC (the “Warrantor”).
WHEREAS:
(A)	China Netcom Group New Horizon Communications Corporation (BVI) Limited (the “Target BVI Company”) is a private company limited by shares incorporated on 27 July 2005 in the British Virgin Islands. The details of the Target BVI Company are set out in Part A of Schedule 1. The Target BVI Company is the sole beneficial owner of China Netcom Group New Horizon Communications Corporation Limited ( ) (the “Target Company” and shall, in each case if the context so requires, include any predecessor entity or person carrying on its business, whether before or after the Restructuring). The details of the Target Company are set out in Part B of Schedule 1.

(B)	The Vendor is the sole legal and beneficial owner of the entire issued share capital of the Target BVI Company.

(C)	The Warrantor has effected certain reorganisation in relation to its fixed-line telecommunications assets and businesses in the Target Regions and such assets and businesses were transferred to the Target Company. The Target Company became a wholly-owned subsidiary of the Target BVI Company through certain transfers pursuant to an Equity Interest Injection Agreement (the “Restructuring”).

(D)	The Vendor has agreed to sell, and the Purchaser has agreed to buy, the entire issued share capital of the Target BVI Company upon the terms and conditions set out in this Agreement.

(E)	The Vendor and the Warrantor have agreed to make certain representations, warranties and undertakings in relation to the Target Group and have agreed to provide certain tax indemnity to the Purchaser.
IT IS AGREED as follows:
1	INTERPRETATION
1.1	In this Agreement, the following expressions shall have the following meanings:

“Accounts” means in relation to the Target Company:
(a)	the audited balance sheets of the Target Company as of the relevant Accounts Date; and

(b)	the audited statements of income, owner’s equity and cash flows of the Target Company for the financial period ended on the relevant Accounts Date, together with any notes, reports or statements included in or annexed to them;

“Accounts Date” means 31 December 2002, 2003 or 2004 or 30 June 2005 (as the case may be);

“Appraisal Report” means the appraisal report prepared by PRC appraisers in respect of the Target Company;

“Business Day” means a day (excluding Saturdays) on which banks generally are open in Hong Kong and the PRC for the transaction of normal banking business;

“Circular” means the shareholders’ circular to be issued by the Purchaser to its shareholders and containing, among other things, the details of the acquisition contemplated under this Agreement;

“Claim” means any claim for breach of a Warranty;

“Combined Group” means the Purchaser, its existing subsidiaries and the Target Group;

“Companies Ordinance” means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

“Completion” means completion of the sale and purchase of the Target BVI Shares under this Agreement pursuant to Clause 5;

“Conditions Precedent” means the conditions specified in Clause 3.1;

“Continuing Connected Transactions” means on-going transactions between any member of the Vendor Group Company and the Combined Group which fall within the definition of “continuing connected transactions” under the Listing Rules and those transactions are to be effected pursuant to the agreements as listed in the Appendix;

“Costs” means liabilities, losses, damages, costs (including legal costs) and expenses (including taxation), in each case of any nature whatsoever;

“Deferred Consideration” means RMB 9,800,000,000, being the balance of the Total Price after payment of the Initial Consideration, which is calculated in accordance with Clause 2.2.2;

“Deferred Consideration Interest Rate” means the rate of 5.265% per annum, being 10 per cent. discount to the Renminbi lending rate of 5.85% per annum of commercial banks in the PRC in respect of loans with tenure of five years as published by the People’s Bank of China prevailing at 12:00 noon (Beijing time) on 8 September 2005, being two Business Days immediately preceding the date of this Agreement;

“Encumbrance” means any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

“Equity Interest Injection Agreement” means the equity interest injection agreement among the Warrantor, the Vendor and the Target BVI Company pursuant to which the entire equity interest in the Target Company was injected from the Warrantor to the Vendor and then from the Vendor to the Target BVI Company;

“Financial Statements” means the audited balance sheets of the Target Company as of 31 December 2002, 2003 and 2004 and as of 30 June 2005, and the related statements of income, owner’s equity and cash flows for each of the years in the three-year period ended 31 December 2004 and for the six-month period ended 30 June 2005;

“holding company” shall be construed in accordance with section 2 of the Companies Ordinance;

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“HK$” or “HK dollars” means Hong Kong dollars, the lawful currency of Hong Kong;

“Indebtedness” means any indebtedness in respect of all obligations to repay borrowed money, all indebtedness evidenced by notes, bonds, loan stock, debentures or similar obligations, acceptances or documentary credit facilities, all rental obligations under finance leases, and hire purchase contracts, any other transaction having the commercial effect of a borrowing or raising of money, the net amount of any liability under any swap, hedging or other similar treasury instrument, and all guarantees, sureties, indemnities, counter-indemnities or letters of comfort of obligations of others of the foregoing types;

“Independent Shareholders” means the holders of Shares other than the Vendor and its Associates (as defined in the Listing Rules);

“Initial Consideration” means such part of the Total Price to be paid by the Purchaser to the Vendor on Completion in accordance with Clause 2.2.1;

“Intellectual Property Rights” means patents, trade marks, service marks, trade names, design rights, copyright (including rights in computer software), rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for the grant of any such rights and all rights or forms of protection having equivalent or similar effect anywhere in the world;

“Intra-Group Guarantees” means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature whatsoever (a) given to any third party by any member of the Target Group in respect of a liability of any Vendor Group Company, and/or (as the context may require) (b) given to any third party by any Vendor Group Company in respect of a liability of any member of the Target Group;

“Intra-Group Loans” means all debts outstanding between any member of the Target Group and any Vendor Group Company;

“Last Accounts” means the Accounts of the Target Company in respect of the financial period ended on the Last Accounts Date;

“Last Accounts Date” means 30 June 2005;

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Payment Date” means, before the payment of the Deferred Consideration and any unpaid accrued interest thereon in full, each of the following dates (or if that date falls on a non-Business Day, then on the next Business Day): 30 April 2006, 31 October 2006, 30 April 2007, 31 October 2007, 30 April 2008, 31 October 2008, 30 April 2009, 31 October 2009, 30 April 2010 and 31 October 2010;

“PRC” means the People’s Republic of China;

“PRC Relevant Governmental Approvals” means the approvals, consents and authorisations from all relevant regulatory authorities in the PRC including, but not limited to, the State-owned Assets Supervision and Administration Commission, the National Development and Reform Commission, the Ministry of Information Industry, the Ministry of Commerce, the Ministry of Land and Resources and the China Securities Regulatory Commission, which are necessary to effect the transactions contemplated by the Reorganisation Agreement and this Agreement;

“Properties” means the properties and land use rights stated in the Property Legal Opinions that are owned by the Target Company;

“Property Legal Opinions” means the legal opinions to be issued by Haiwen & Partners, PRC counsel for the purposes of the acquisition contemplated hereunder in relation to the properties and land use rights owned by the Target Company;

“Reorganisation Agreement” means the reorganisation agreement dated 9 August 2005 between the Warrantor and the Target Company pursuant to which the Warrantor injected all interests, assets, liabilities, personnel and businesses in relation to the Warrantor’s fixed-line telecommunications services in the Target Regions to the Target Company;

“RMB ” or “Renminbi” means Renminbi, the lawful currency of the PRC;

“Schedules” means Schedules 1 and 2 to this Agreement and Schedule shall be construed accordingly;

“Shares” means ordinary shares of par value US$0.04 each in the share capital of the Purchaser;

“subsidiary” and “subsidiaries” shall be construed in accordance with section 2 of the Companies Ordinance;

“Target Assets” means the fixed-line telecommunications assets and related liabilities (other than the international gateway and related international network assets, as well as the inter-provincial fiber-optic network and related assets and liabilities) that are owned by or associated with the Target Company in the Target Regions and are more particularly described in the Reorganisation Agreement;

“Target Regions” means Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province;

“Target BVI Shares” means all the issued shares in the capital of the Target BVI Company;

“Target Group” means the Target BVI Company and the Target Company;

“Total Price” means RMB 12,800,000,000, being the total price payable by the Purchaser to the Vendor for the Target BVI Shares;

“US$” or “US dollars” means United States dollars, the lawful currency of the United States of America;

“Vendor Group Company” means the Vendor, the Warrantor, any holding company from time to time of the Vendor (including the Warrantor) and any subsidiary from time to time of the Vendor or any of its holding company (but excluding the Purchaser, any of the Purchaser’s subsidiaries, and the Target Group); and

“Warranties” means the representations and warranties set out in Schedule 2.

1.2	In this Agreement, unless the context otherwise requires:
(a)	references to persons shall include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(b)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(c)	references to one gender include all genders;

(d)	any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted;

(e)	any statement qualified by the expression “to the best knowledge of the Vendor and the Warrantor” or “so far as the Vendor and the Warrantor are aware” or any similar expression shall be deemed to include an additional statement that it has been made after due and careful enquiry and shall be deemed also to include the best of the knowledge of each Vendor Group Company;

(f)	any reference to a document in the agreed form is to the form of the relevant document agreed between the parties and for the purpose of identification initialed by each of them or on their behalf (in each case with such amendments as may be agreed by or on behalf of the Vendor and the Purchaser); and

(g)	references to any Hong Kong legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than Hong Kong, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the Hong Kong legal term.
1.3	The Schedules and Appendix comprise schedules and appendix to this Agreement and form part of this Agreement.
2	SALE OF THE TARGET BVI SHARES AND TOTAL PRICE
2.1	The Vendor agrees to sell as legal and beneficial owner, and the Purchaser agrees to purchase, the Target BVI Shares. The Target BVI Shares shall be sold free from all Encumbrances, together with all rights attaching to them.

2.2	The consideration for the purchase of the Target BVI Shares shall be the Total Price of RMB 12,800,000,000, which shall be satisfied by the payment of the Initial Consideration and the Deferred Consideration by the Purchaser in accordance with Clauses 2.2.1 and 2.2.2 respectively.
2.2.1	On Completion, the Purchaser or at the discretion of the Purchaser, any of its subsidiaries, shall pay to the Vendor or such entity as designated by the Vendor at least two Business Days immediately prior to the date of Completion the Initial Consideration of RMB 3,000,000,000 in cash, in Renminbi.

2.2.2	The Deferred Consideration shall be RMB 9,800,000,000, which is equivalent to the Total Price after deduction of RMB 3,000,000,000 as stated in Clause 2.2.1.
2.3	Without prejudice to the provisions in Clause 2.6, the Vendor and the Purchaser agree that on each Payment Date, the Purchaser or at the discretion of the Purchaser, any of its subsidiaries, shall pay the Vendor or such entity as designated by the Vendor at least two Business Days immediately prior to the relevant Payment Date RMB 980,000,000 plus interest accrued on the unpaid portion of the Deferred Consideration as calculated in accordance with Clause 2.4 and that the Deferred Consideration or the unpaid portion of the Deferred Consideration, together with unpaid accrued interest thereon, shall be paid in full on or before 31 October 2010, or if that date falls on a non-Business Day, then on the next Business Day.

2.4	The Purchaser shall pay interest to the Vendor on the Deferred Consideration. Interest shall accrue daily at the Deferred Consideration Interest Rate on the unpaid portion of the Deferred Consideration from the date of Completion until full payment of the Deferred Consideration, and shall be calculated on the basis of a year of 360 days. Interest shall be paid on each Payment Date and on the day on which the Deferred Consideration is paid in full.

2.5	The Purchaser may make payment under Clauses 2.3 and 2.4 in Renminbi or US dollars. Where payments are made in US dollars, the amounts of Deferred Consideration and accrued interest paid shall be determined using the Federal Reserve noon-buying rate between US dollars and Renminbi which is quoted as of 12:00 noon (New York City time) on the day which is two Business Days immediately prior to the relevant Payment Date on the relevant page on the website of the Federal Reserve Bank of New York (www.ny.frb.org) which displays the exchange rate between US dollars and Renminbi.

2.6	The Purchaser may make early payment of all or part of the Deferred Consideration after Completion and in any amount in Renminbi or US dollars, without any penalty. Where payments are made in US dollars, the amounts of Deferred Consideration paid shall be determined using the Federal Reserve noon-buying rate between US dollars and Renminbi which is quoted as of 12:00 noon (New York City time) on the day which is two Business Days immediately prior to the date of payment on the relevant page on the website of the Federal Reserve Bank of New York (www.ny.frb.org) which displays the exchange rate between US dollars and Renminbi.

2.7	If the Purchaser does not pay the Deferred Consideration or any accrued interest payable when due under Clauses 2.3 and 2.4, it shall pay interest on the overdue amount for the period beginning on its due date and ending on the date of its receipt by the Vendor (the “Relevant Period”). Interest under this Clause 2.7 shall accrue daily at the rate of the Deferred Consideration Interest Rate and calculated on the basis of a year of 360 days.

For the avoidance of doubt, the Purchaser’s obligation to pay interest on the Deferred Consideration under and in accordance with Clause 2.4 is not affected by this Clause 2.7.

2.8	The transfer of the Target BVI Shares shall take effect immediately upon Completion and the Purchaser shall be entitled to enjoy all rights attached to the Target BVI Shares on Completion free from all Encumbrances irrespective of the Deferred Consideration payable by the Purchaser to the Vendor. The Vendor hereby irrevocably waives all rights, liens or other securities interest over the Target BVI Shares which the Vendor may have under law arising from the Deferred Consideration or otherwise with effect from Completion.
3	CONDITIONS PRECEDENT
3.1	Completion of the sale and purchase of the Target BVI Shares shall be conditional upon the fulfillment of the following conditions:
(a)	the passing of resolutions by the Independent Shareholders approving the transactions contemplated by this Agreement and the Continuing Connected Transactions which require the approval of the Independent Shareholders under the Listing Rules;

(b)	there having been no material adverse change to the financial conditions, business operations or prospects of the Target Company;

(c)	the receipt of the PRC Relevant Governmental Approvals; and

(d)	the completion of the transactions contemplated in the Reorganisation Agreement and the Equity Interest Injection Agreement.
3.2	Each of the Vendor and the Warrantor undertakes to use all reasonable endeavours to ensure that the Conditions Precedent set out in Clauses 3.1(b), (c) and (d) are fulfilled as soon as reasonably practicable and in any event by 31 December 2005 or such later date as may be agreed between the parties.

3.3	The Purchaser undertakes to use all reasonable endeavours to ensure that the Conditions Precedent set out in Clause 3.1(a) is fulfilled as soon as reasonably practicable and in any event by 31 December 2005 or such later date as may be agreed between the parties.

3.4	The Purchaser shall be entitled in its absolute discretion, by written notice to the Vendor, to waive the Condition Precedent set out in Clause 3.1(b) either in whole or in part.

3.5	If any of the Conditions Precedent has not been fulfilled (or waived) on or before the date specified in Clauses 3.2 and 3.3 or such other date as the parties to this Agreement may agree in writing, this Agreement (other than Clauses 14, 16 and 22) shall automatically terminate and no party shall have any claim of any nature whatsoever against the other parties under this Agreement (save in respect of its accrued rights arising from any prior breach of this Agreement).

4	PRE-COMPLETION UNDERTAKINGS
4.1	Pending Completion, each of the Vendor and the Warrantor shall ensure that:
(a)	the Target Company shall carry on its business in the ordinary and usual course and shall not make (or agree to make) any payment other than payments in the ordinary and usual course of trading;

(b)	the Target Company shall take all reasonable steps to preserve and protect its assets;

(c)	the Purchaser’s representatives shall be allowed, upon reasonable notice and during normal business hours, access to the books and records of each member of the Target Group (including, without limitation, all statutory books, minute books, leases, contracts, supplier lists and .customer lists) together with the right to take copies;

(d)	no member of the Target Group shall do, allow or procure any act or omission which would constitute or give rise to a breach of any Warranty if the Warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing;

(e)	prompt disclosure is made to the Purchaser of all relevant information which comes to the notice of the Vendor or the Warrantor in relation to any fact or matter (whether existing on or before the date of this Agreement or arising afterwards) which may constitute a breach of any Warranty if the Warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing;

(f)	save for the distribution by the Target Company of its profits for the six-month period ended 30 June 2005 to its parent company, no dividend or other distribution shall be declared, paid or made by any member of the Target Group;

(g)	no share capital shall be allotted or issued or agreed to be allotted or issued by any member of the Target Group;

(h)	all transactions between each member of the Target Group and each Vendor Group Company shall be on arm’s length commercial terms and in their respective ordinary and usual course of business;

(i)	otherwise than in the ordinary course of business, the amount of any Indebtedness owed by each member of the Target Group or existing as at the date of this Agreement shall not be increased or extended and no new Indebtedness shall be entered into or assumed by any such company; and

(j)	no action is taken by any member of the Target Group or any Vendor Group Company which is inconsistent with the provisions of this Agreement or the consummation of the transactions contemplated by this Agreement.
4.2	Pending Completion, each of the Vendor and the Warrantor shall ensure that the Target Group consults fully with the Purchaser in relation to any matters which may have a material effect upon the Target Group. Without the prior written consent of the Purchaser, the Target Group shall not, and each of the Vendor and the Warrantor shall ensure that the Target Group does not:
(a)	enter into any contract or commitment (or make a bid or offer which may lead to a contract or commitment) having a material value or involving material expenditure or which is of a long term or unusual nature or which could involve an obligation of a material nature or which may result in any material change in the nature or scope of the operations of such member of the Target Group;

(b)	agree to any variation or termination of any existing contract to which that member of the Target Group is a party and which may have a material effect upon the nature or scope of the operations of such member of the Target Group;

(c)	(whether in the ordinary and usual course of business or otherwise) acquire or dispose of, or agree to acquire or dispose of, any material business or any material asset; or

(d)	enter into any agreement, contract, arrangement or transaction (whether or not legally binding) other than in the ordinary and usual course of business.
5	COMPLETION
5.1	The sale and purchase of the Target BVI Shares shall be completed at 46th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong (or such other place as the Vendor, the Purchaser and the Warrantor may agree upon) on:
(a)	31 October 2005, or

(b)	such other date as may be agreed between the Vendor, the Purchaser and the Warrantor, whichever is later, following notification by the Purchaser to the Vendor of the fulfillment (or waiver) of all the Conditions Precedent.

5.2	On Completion, the Vendor shall deliver (or cause to be delivered) to the Purchaser:
(a)	duly executed transfers into the name of the Purchaser or such wholly-owned subsidiary of the Purchaser as notified by the Purchaser to the Vendor two days before Completion or their respective nominee in respect of all of the Target BVI Shares, together with the related share certificates evidencing the title and ownership of such shares;

(b)	the certificates of incorporation, common seal, share register, share certificate book (with any unissued share certificates), business licence, the documents evidencing the PRC Relevant Governmental Approvals (as the case may be) and all minute books and other statutory books (which shall be written up to but not including Completion) of each member of the Target Group;

(c)	all such other documents (including any necessary waivers of pre-emption rights or other consents) as may be required to enable the Purchaser and/or such wholly-owned subsidiary of the Purchaser as notified by the Purchaser to the Vendor two days before Completion and/or their respective nominee to be vested with the full beneficial ownership of the Target BVI Shares and to enable the

Purchaser and/or such wholly-owned subsidiary and/or their respective nominee to be registered as the holder(s) of the Target BVI Shares;

(d)	a copy of a resolution of the board of directors (certified by an officer of the Vendor duly appointed by the Vendor as true and correct) of the Vendor, authorising the execution of and the performance by the Vendor of its obligations under this Agreement and each of the other documents to be executed by the Vendor;

(e)	a certified copy of the Equity Interest Injection Agreement duly executed by each of the parties thereto; and

(f)	a legal opinion from Haiwen & Partners, PRC counsel, in form and substance acceptable to the Purchaser.
5.3	On Completion, the Warrantor shall deliver (or cause to be delivered) to the Purchaser all such other documents (including any necessary waivers of pre-emption rights or other consents) as may be required to enable the Purchaser and/or such wholly-owned subsidiary of the Purchaser as notified by the Purchaser to the Vendor two days before Completion and/or their respective nominee to be vested with the full beneficial ownership of the Target BVI Shares and to enable the Purchaser and/or such wholly-owned subsidiary and/or their respective nominee to be registered as the holder(s) of the Target BVI Shares.

5.4	On Completion, the Vendor shall procure that resolutions of the board of directors of the Target BVI Company are passed to approve the registration of the transfers in respect of the Target BVI Shares referred to in Clause 5.2.

5.5	Against compliance by the Vendor and the Warrantor of their respective obligations under Clauses 5.2, 5.3 and 5:4, the Purchaser shall:
(a)	in satisfaction of its obligations under Clause 2.2.1, cause the amounts set out in Clause 2.2.1 to be paid on Completion or such later date as may be agreed between the Vendor and the Purchaser by electronic funds transfer (or such other modes of payment as may be agreed between the Vendor and the Purchaser) to the bank account(s) of the Vendor or such other party as the Vendor may direct, details of which shall be notified in writing to the Purchaser at least two Business Days prior to Completion;

(b)	deliver to the Vendor a copy of the board minutes (certified by a duly appointed officer as true and correct) of the Purchaser authorising the execution and performance by the Purchaser of its obligations under this Agreement; and

(c)	deliver to the Vendor a copy of the resolutions (certified by a duly appointed officer as true and correct) by the Independent Shareholders approving the transactions contemplated by this Agreement and the Continuing Connected Transactions which require the approval of the Independent Shareholders under the Listing Rules.
5.6	If the Vendor or the Warrantor fails or is unable to perform any material obligations (including the transfer of all Target BVI Shares to the Purchaser and/or such wholly-owned subsidiary of the Purchaser and/or their respective nominee simultaneously upon Completion) required to be performed by the Vendor or the Warrantor (as the case may

be) pursuant to Clause 3.2, Clause 5.2 and Clause 5.3, respectively, by the last date on which Completion is required to occur, the Purchaser shall not be obliged to complete the sale and purchase of the Target BVI Shares and may, in its absolute discretion, by written notice to the Vendor and the Warrantor:
(a)	rescind this Agreement without liability on the part of the Purchaser; or

(b)	elect to complete this Agreement on that date, to the extent that the Vendor and the Warrantor are ready, able and willing to do so, and specify a later date on which the Vendor and the Warrantor shall be obliged to complete the outstanding obligations of the Vendor and the Warrantor; or

(c)	elect to defer the completion of this Agreement by not more than 90 days to such other date as it may specify in such notice, in which event the provisions of this Clause 5.6 shall apply, mutatis mutandis, if the Vendor and/or the Warrantor fails or is unable to perform any such obligations on such other date, provided that Clause 5.6(b) will not apply where the Vendor is unable or fails to effect transfer of all Target BVI Shares to the Purchaser and/or such wholly-owned subsidiary of the Purchaser and/or their respective nominee simultaneously upon Completion.

5.7	Each of the Vendor and the Warrantor jointly and severally undertakes that it shall pay in cash to the Purchaser by way of indemnity all Costs which the Purchaser may suffer or incur and all Costs which the Purchaser has incurred in relation to the preparation and execution of this Agreement if the Vendor or the Warrantor breaches any of its obligations under this Agreement (including to effect the injection of all Target BVI Shares to the Purchaser and/or such wholly-owned subsidiary of the Purchaser and/or their respective nominee simultaneously upon Completion).
6	WARRANTIES
6.1	The Warrantor represents, warrants and undertakes to the Purchaser in the terms of the representations, warranties and undertakings included in clause 4.1 of and schedule 1 to the Reorganisation Agreement (the “Warranties under the Reorganisation Agreement”) and that the Warranties under the Reorganisation Agreement are true and accurate.

6.2	Each of the Vendor and the Warrantor jointly and severally represents, warrants and undertakes to the Purchaser in the terms of the Warranties (save that the Warranties set out in paragraphs 2.5 to 2.10 of Part A, Schedule 2 are given by each of the Vendor and the Warrantor in respect of itself only) and that such Warranties are true and accurate. Each of the Vendor and the Warrantor acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties and the Warranties under the Reorganisation Agreement.

6.3	Each of the Vendor and the Warrantor jointly and severally undertakes (without limiting any other rights of the Purchaser in any way including its rights to damages in respect of a claim for breach of any Warranty or any Warranty under the Reorganisation Agreement on any other basis) that it shall pay in cash to the Purchaser (or, if so directed by the Purchaser, to the member of the Target Group in question) (each an “Indemnified Person”) by way of indemnity on demand a sum equal to the aggregate of (a) the amount which, if received by the Indemnified Person, would be necessary to put that Indemnified Person into the financial position which would have existed had there been no breach of the Warranty or the Warranty under the Reorganisation Agreement in question; and (b) all Costs suffered or incurred by the Indemnified Person, directly or indirectly, as a result of or in connection with such breach of Warranty or Warranty under the Reorganisation Agreement.

6.4	Each of the Vendor and the Warrantor agrees to waive the benefit of all rights (if any) which the Vendor or the Warrantor may have against any member of the Target Group, or any present or former officer or employee of any such company, on whom the Vendor or the Warrantor may have relied in agreeing to any term of this Agreement and each of the Vendor and the Warrantor undertakes not to make any claim in respect of such reliance.

6.5	Each of the Warranties and the Warranties under the Reorganisation Agreement shall be construed as a separate Warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other Warranty under the Reorganisation Agreement or any other term of this Agreement.

6.6	The Warranties and the Warranties under the Reorganisation Agreement shall be deemed to be repeated on Completion with reference to the facts and circumstances then existing.

6.7	Each of the Vendor and the Warrantor undertakes to notify the Purchaser in writing promptly if it becomes aware of any circumstance arising after the date of this Agreement which would cause any Warranty or any Warranty under the Reorganisation Agreement (if the Warranties and the Warranties under the Reorganisation Agreement were repeated with reference to the facts and circumstances then existing) to become untrue or inaccurate or misleading in any respect which is material to the financial or trading position of the Target Company.
7	LIMITATIONS ON CLAIMS
7.1	Subject to Clause 7.2, the aggregate amount of the liability of each of the Vendor and the Warrantor for all Claims shall not exceed the Total Price.

7.2	The limitation contained in Clause 7.1 shall not apply to any breach of any Warranty or any Warranty under the Reorganisation Agreement which (or the delay in discovery of which) is the consequence of dishonest, deliberate or reckless misstatement, concealment or other conduct by any Vendor Group Company or any officer or employee, or former officer or employee, of any Vendor Group Company.
8	PURCHASER’S RIGHTS TO RESCISSION

The Purchaser may by written notice given to the Vendor and the Warrantor at any time prior to Completion rescind this Agreement without liability on the part of the Purchaser if any fact, matter or event (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) comes to the notice of the Purchaser at any time prior to Completion which:
(a)	constitutes a breach by the Vendor or the Warrantor of this Agreement (including, without limitation, any breach of the pre-Completion undertakings in Clause 4); or

(b)	would constitute a breach of any Warranty or any Warranty under the Reorganisation Agreement if the Warranties and the Warranties under the

Reorganisation Agreement were repeated on or at any time before Completion by reference to the facts and circumstances then existing; or

(c)	affects or is likely to affect in a materially adverse manner the business, financial position or prospects of the Target Company.
9	WITHHOLDING TAX AND GROSSING UP
9.1	Each of the Vendor and the Warrantor shall pay all sums payable by it under this Agreement free and clear of all deductions or withholdings unless the law requires a deduction or withholding. If a deduction or withholding is so required the Vendor or the Warrantor shall pay such additional amount as will ensure that the net amount the payee receives equals the full amount which it would have received had the deduction or withholding not been required.

9.2	If any tax authority charges taxation on any sum paid by the Vendor or the Warrantor under or pursuant to this Agreement, then the Vendor or the Warrantor shall pay such additional amount as will ensure that the total amount paid, less the tax chargeable on such amount, is equal to the amount that would otherwise be payable under this Agreement.
10	TAX INDEMNITY
10.1	For the Purpose of Clauses 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7, the expressions the “Vendor’’, the “Warrantor”, the “Target Group” and the “Purchaser” shall, where the context permits, include their respective successors and assigns, and unless the context requires otherwise:
(a)	“taxation” means and includes all forms of tax, levy, duty, charge, impost, fee, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing or other authority in any part of the world and includes any interest, additional tax, penalty or other charge payable or claimed in respect thereof,

(b)	“Relevant Claim” means any assessment, notice, demand, letter or other document issued or action taken by or on behalf of any person, authority or body whatsoever and of whatever country from which it appears that any member of the Target Group is liable or is sought to be made liable to make any payment or is deprived or is sought to be deprived of any relief or allowance or credit or right to repayment of taxation;

(c)	“event” includes (without limitation) the death of any person, any action, omission or transaction whether or not any member of the Target Group is a party thereto and includes completion of the sale of the Target BVI Shares to the Purchaser and references to the result of events on or before the date of Completion shall include the combined result of two or more events one or more of which shall have taken place before the date of Completion;

(d)	references to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received for the purposes of any legislation; and

(e)	references to a Relevant Claim shall include any Relevant Claim whether made before or after the date of Completion and whether satisfied or unsatisfied at the date of Completion and shall also include:
(i)	the loss of any relief, allowance or credit granted by or pursuant to any legislation or otherwise for taxation purposes which could but for the Relevant Claim in question have been available to the Purchaser or any member of the Target Group whether or not the said loss results in any taxation being payable at the time of such loss; and

(ii)	the nullifying or cancellation of a right to repayment of taxation which would have been so available or is at the date hereof assumed by the Vendor, the Warrantor or the Purchaser to be available;
and in such a case the amount of taxation which could otherwise have been relieved, allowed or credited by the relief, allowance or credit so lost or the amount of repayment which would otherwise have been obtained shall be treated as an amount of taxation for which a liability has arisen.
10.2	Subject as hereinafter provided, each of the Vendor and the Warrantor hereby jointly and severally undertakes to indemnify and keep indemnified the Purchaser (for itself and as trustee for the Target Group) against any loss or liability suffered by the Purchaser or any member of the Target Group including, but not limited to, any diminution in the value of the assets of or shares in any member of the Target Group, any payment made or required to be made by the Purchaser or any member of the Target Group and any costs and expenses incurred as a result of or in connection with any Relevant Claim falling on any member of the Target Group resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date of Completion or any event on or before the date of Completion whether alone or in conjunction with other circumstances and whether or not such taxation is chargeable against or attributable to any other person, firm or company.

10.3	The indemnities given pursuant to this Clause 10 does not cover any Relevant Claim to the extent that provision or reserve in respect thereof has been made in the Last Accounts or to the extent that payment or discharge of such Relevant Claim has been taken into account therein.

10.4	The indemnities given pursuant to this Clause 10 shall cover all costs and expenses incurred by the Purchaser or any member of the Target Group in connection with any Relevant Claim, and any penalties, fines or interest payable by the Purchaser or any member of the Target Group relating to any Relevant Claim for which the Vendor or the Warrantor is liable pursuant to this Clause 10.

10.5	In the event that any Relevant Claim which is the subject of an indemnity hereunder is or has been discharged (whether by payment or by the loss of any relief, allowance, credit or right to repayment of taxation) or suffered by any member of the Target Group, the indemnity given hereunder shall take effect as a covenant by the Vendor and the Warrantor forthwith to reimburse the relevant member of the Target Group (through the Purchaser) for any amount so paid or to compensate the relevant member of Target Group for any loss of relief, allowance, credit or right to repayment so suffered.

10.6	If the Purchaser becomes aware of a Relevant Claim, it shall as soon as reasonably practicable give notice thereof to the Vendor and the Warrantor and shall (subject to the

Purchaser and the Target Group being indemnified to the Purchaser’s satisfaction against any liability, costs, damages or expenses which may be incurred thereby) take such action and procure that the Target Group shall take such action as the Vendor and the Warrantor may reasonably request to avoid, resist, dispute, defend, compromise or appeal against the Relevant Claim, provided that neither the Purchaser nor any member of the Target Group shall be required to take any steps which would require any admission of guilt or liability relating to matters connected with the Relevant Claim in question or which would affect the future conduct of the business of the Purchaser or any member of the Target Group or affect the rights or reputations of any of them nor shall they be required to take any such action unless the Vendor and the Warrantor shall have produced to them a leading barrister’s opinion that such action is reasonable.

10.7	All payments to be made by the Vendor and the Warrantor pursuant to this Clause 10 shall be made in full without set-off or counterclaim or any restriction or condition and free and clear of any present or future taxes, duties, charges or other deductions or withholdings of any nature. If any deduction or withholding is required to be made from any such payment the Vendor and the Warrantor shall, together with such payment, pay such additional amount as is necessary to ensure that the recipient receives the full amount due hereunder.
11	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the parties in connection with the sale and purchase of the Target BVI Shares. This Agreement supersedes all prior agreements or understandings in connection with the subject matter hereof which shall cease to have any further force or effect. No party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement.

12	VARIATION
12.1	No variation of this Agreement (or of any of the legally binding agreements referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

12.2	Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.
13	ASSIGNMENT
13.1	The Purchaser and any member of the Target Group may assign its respective rights and benefits under Clause 10 of this Agreement.

13.2	Save and except as stipulated in Clause 13.1 above, no party shall be entitled to assign the benefit of any provision of this Agreement without the prior written approval of the other parties.

14	ANNOUNCEMENTS
14.1	Except as required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction to whose rules the party making the announcement or disclosure is subject, whether or not having the force of law, no announcement or circular or disclosure in connection with the existence or subject matter of this Agreement shall be made or issued by or on behalf of any of the Vendor Group Companies or any member of the Target Group or any of them without the prior approval of the Purchaser (such approval not to be unreasonably withheld or delayed), or by or on behalf of the Purchaser without the prior approval of the Vendor and the Warrantor (such approval not to be unreasonably withheld or delayed).

14.2	Where any announcement or disclosure is made in reliance on the exception in Clause 14.1, the party making the announcement or disclosure will so far as practicable consult with the other parties in advance as to the form, content and timing of the announcement or disclosure.
15	COSTS

The Purchaser shall bear the Costs incurred in connection with the negotiation, preparation and completion of this Agreement.
16	CONFIDENTIALITY

Each of the Vendor and the Warrantor undertakes with the Purchaser that it shall keep confidential (and to ensure that its directors, officers, employees, agents and professional and other advisers keep confidential) any information in its possession (whether before or after the date of this Agreement):
(a)	in relation to the subscribers, business, assets or affairs of the Target Group (including any data held by the Target Group); or

(b)	which relates to the contents of this Agreement (or any agreement or arrangement entered into pursuant to this Agreement), provided that the undertakings contained in this Clause 16 shall not apply to any information which is in or has entered the public domain (which shall include any public filing or disclosure requirements of the United States Securities and Exchange Commission or under applicable laws) otherwise than as a result of publication or disclosure by the Vendor or the Warrantor or their respective directors, officers, employees, agents and professional and other advisers without the prior written consent of the Purchaser.

Each of the Vendor and the Warrantor shall not use for its own business purposes or disclose to any third party any such information (collectively, “Confidential Information”) without the consent of the Purchaser.

17	SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

18	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

19	WAIVER
19.1	No failure or delay by any parties hereto (and, for the purpose of Clause 10 of this Agreement, any member of the Target Group) in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

19.2	The rights and remedies of the parties hereto under or pursuant to this Agreement are cumulative, may be exercised as often as such party considers appropriate and are in addition to its rights and remedies under general law.
20	FURTHER ASSURANCE

Each of the Vendor and the Warrantor agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the Purchaser may reasonably require, whether on or after Completion, to implement and/or give effect to this Agreement and the transaction contemplated by it and for the purpose of vesting in the Purchaser the full benefit of the assets, rights and benefits to be transferred to the Purchaser under this Agreement.

21	NOTICES
21.1	Any notice or other communication to be given by one party to any other party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in Clause 21.2, or delivering it by hand, or sending it by pre-paid recorded delivery or registered post, to the address set out in Clause 21.2 and in each case marked for the attention of the relevant party set out in Clause 21.2 (or as otherwise notified from time to time in accordance with the provisions of this Clause 21). Any notice so served by hand, fax or post shall be deemed to have been duly given:
(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, upon confirmation of transmission;

(c)	in the case of prepaid recorded delivery or registered post, at 10:00 a.m. on the fifth Business Day following the date of posting, provided that in each case where delivery by hand or by fax occurs after 6:00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9:00 a.m. on the next following Business Day.

References to time in this Clause are to local time in the country of the addressee.

21.2	The addresses and fax numbers of the parties for the purpose of Clause 21.1 are as follows:

The Vendor:

Address:	Building C,
No. 156 Fuxingmennei Avenue,
Xicheng District,
Beijing,
PRC

Fax:	(8610) 6642 9950

For the attention of:	The Legal Department

The Purchaser:

Address:	46th Floor
Cheung Kong Center
2 Queen’s Road Central
Hong Kong

Fax:	(852) 2626 8800

For the attention of:	The Joint Company Secretaries

The Warrantor:

Address:	Building C,
No. 156 Fuxingmennei Avenue
Xicheng District
Beijing
PRC

Fax:	(8610) 6642 9950

For the attention of:	The Legal Department
21.3	A party may notify any other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this Clause 21, provided that, such notice shall only be effective on:
(a)	the date specified in the notice as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.
21.4	All notices under or in connection with this Agreement shall be in the English language.

22	GOVERNING LAW AND JURISDICTION
22.1	This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, the laws of Hong Kong.

22.2	Any dispute arising out of or in connection with this Agreement shall be resolved by arbitration in Hong Kong International Arbitration Centre by a single arbitrator in accordance with the UNCITRAL Arbitration Rules in force from time to time. The parties agree that the arbitral award will be final and binding.
AS WITNESS this Agreement has been signed on behalf of the parties the day and year first before written.

SCHEDULE 1
PART A
Details of the Target BVI Company

1	Name:	China Netcom Group New Horizon Communications Corporation (BVI) Limited

2	Date of Incorporation:	27 July 2005

3	Place of Incorporation:	British Virgin Islands

4	Registered Number:	669445

5	Registered Office:	Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands

6	Directors:	Zhang Chunjiang Tian Suning Jiang Weiping

7	Registered Shareholder:	China Netcom Group Corporation (BVI) Limited

8	Authorised Capital:	US$50,000.00

9	Issued Capital:	US$100.00

10	Subsidiaries:	China Netcom Group New Horizon Communications Corporation Limited ( )

11	Mortgages and Charges:	None

PART B
Details of the Target Company

1	Name:	China Netcom Group New Horizon Communications Corporation Limited ( )

2	Date of Incorporation:	9 August 2005

3	Place of Incorporation:	Beijing, PRC

4	Nature:	Limited liability company

5	Scope of Business:	To operate and carry on business with the domestic fixed-line telecommunications network and equipment (including the wireless local network) in the provinces and autonomous region of Shanxi, Neimenggu, Jilin and Heilongjiang; to carry on businesses of voice, data, images, multi-media communications and information services based on fixed-line telecommunications network; settlement of international telecommunications services and develop international communications market.

6	Registered Office:	Building C, No. 156 Fuxingmennei Avenue, Xicheng District, Beijing, PRC

7	Directors:	Zhang Chunjiang Tian Suning Jiang Weiping

8	Shareholder:	China Netcom Group New Horizon Communications Corporation (BVI) Limited

9	Registered Capital:	RMB 9,466,366,600

10	Subsidiaries:	None

SCHEDULE 2
THE WARRANTIES
PART A: General
1	INFORMATION
1.1	All information relating to the Target Group provided to the Purchaser or its representatives and advisers for the purposes of inclusion in the Circular or preparation of the Financial Statements and the Appraisal Report is true, accurate and not misleading and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

1.2	Save as already disclosed in writing to the Purchaser, there are no other facts or matters which might reasonably be expected to have a material adverse effect on the financial or trading position or prospects of the Target Company.
2	CORPORATE MATTERS

The Target Group
2.1	(a)	All of the Target BVI Shares are fully-paid or properly credited as fully-paid and the Vendor is the sole legal and beneficial owner of them free from all Encumbrances. The Target BVI Shares constitute the entire issued share capital of the Target BVI Company.
(b)	The information in respect of the Target BVI Company set out in Part A of Schedule 1 is true and accurate and not misleading.

(c)	The Target BVI Company has been duly incorporated and is validly existing under the laws of the British Virgin Islands, with legal right, power and authority (corporate and other) to own, use, lease and operate its properties and conduct its business in the manner presently conducted and as described in the Circular, and is duly qualified to transact business in any jurisdiction in which it owns or leases properties or conducts any business and such qualification is required, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction; the Memorandum of Association and Articles of Association of the Target BVI Company comply with the requirements of applicable laws of the British Virgin Islands and are in full force and effect.
2.2	(a)	The Target BVI Company is. or will by Completion be, the sole legal and beneficial owner of the whole of the registered capital of the Target Company free from all Encumbrances.
(b)	The information in respect of the Target Company set out in Part B of Schedule 1 is true and accurate and not misleading.

(c)	The Target Company is (or a valid application has been made for it to be registered as) a wholly-foreign owned enterprise with limited liability and has been duly organised and is validly existing under the laws of the PRC, and its business licence is in full force and effect; the Articles of Association of the Target Company comply with the requirements of applicable PRC law and are in full force and effect; the registered capital of the Target Company has been duly paid up; the Target Company has all necessary consents, approvals, authorisations, orders, registrations, clearances and qualifications of or with any court, governmental agency or body having jurisdiction over the Target Company or any of its properties in each jurisdiction in which the ownership or lease of property by it or the conduct of its business (as described in the Circular) requires such qualification, except for such consents, approvals, authorizations, orders, registrations, clearances and qualifications the absence of which is disclosed in the Circular or which is not material to the Target Company, and has the legal right and authority to own, use, lease and operate its assets and to conduct its business in the manner presently conducted and as described in the Circular.
2.3	Save for the interest of the Target BVI Company in the Target Company at Completion, no member of the Target Group owns or has any interest of any nature whatsoever in any shares, debentures or other securities issued by any undertaking.

2.4	The Target BVI Company does not carry on any business other than holding the Target Company, or owns any material asset other than the registered capital of the Target Company at Completion or has any liabilities.

The Vendor and the Warrantor

2.5	Each of the Vendor and the Warrantor is duly incorporated or established and is validly existing under the laws of its jurisdiction of incorporation or establishment, with full power and authority to own, lease and operate its properties and assets and to execute and perform its obligations under this Agreement.

2.6	The execution, delivery and performance by each of the Vendor and the Warrantor of this Agreement has been duly authorised by it and this Agreement constitutes a legal, valid and binding obligation of the Vendor or the Warrantor enforceable in accordance with its terms, subject to the laws of bankruptcy and other similar laws affecting the rights of creditors generally.

2.7	All necessary regulatory, corporate and other approvals (including shareholder approvals) and authorisations required by the Vendor and the Warrantor for the execution and delivery of this Agreement and any agreement or instrument contemplated hereby, the performance of the terms hereof and thereof and the sale of the Target BVI Shares have been obtained, are unconditional and are in full force and effect.

2.8	All necessary consents, approvals and authorisations of any court, government department or other regulatory body required with respect to the Vendor and the Warrantor for the execution of this Agreement and the performance of its terms have been obtained and are unconditional and in full force and effect.

2.9	The execution and delivery by the Vendor and the Warrantor of this Agreement, and the performance and completion of the transactions herein contemplated: (a) will not infringe any applicable laws or regulations; (b) will not result in any breach of the terms of, or constitute. a default under, its constitutional documents and business licence (as applicable) or any instrument, agreement or governmental, regulatory or other judgement, decree or order to which the Vendor or the Warrantor is a party or by which it or its property is bound; and (c) will not conflict with any of the certificates, licences or permits of the Vendor or the Warrantor that enable it to carry on the business or operations now operated by it.

2.10	Each of the Vendor and the Warrantor is not: (a) in breach of the terms of, or in default under, any instrument, agreement or order to which it is a party or by which it or its property is bound to an extent which is material in the context of the transactions herein contemplated; (b) involved in or the subject of any current or pending investigation or proceedings (whether administrative, regulatory or otherwise), whether in the PRC or elsewhere.
3	FINANCIAL STATEMENTS

Financial Statements
3.1	(a)	The Financial Statements give a true and fair view of the state of affairs and financial results of the Target Company for the periods and as at the dates stated therein.
(b)	Without limiting the generality of paragraph (a):
(i)	the Accounts either make full provision for or disclose all liabilities (whether actual, contingent or disputed and including financial lease commitments and pension liabilities), all outstanding capital commitments and all bad or doubtful debts of the Target Company as at the Accounts Dates, in each case in accordance with applicable accounting principles;

(ii)	the Accounts for each of the periods ended on the Accounts Dates were prepared under the historical convention, complied with the requirements of all relevant laws and regulations then in force and with all statements of standard accounting practice (or financial reporting standards) and applicable accounting principles then in force;

(iii)	except as stated in its Accounts, no changes in the accounting policies were made by the Target Company in any of the periods ended on the Accounts Dates; and

(iv)	the results shown by the Accounts for each of the periods ended on’ the Accounts Dates were not (except as therein disclosed) affected by any extraordinary or exceptional item or by any other factor rendering such results for all or any of such periods unusually high or low.
3.2	None of the financial information provided to the Purchaser or its representatives and advisers is misleading in any material respect nor materially over-state the value of the assets nor materially under-state the liabilities of the Target Company as at the dates to which they were drawn up and do not materially over-state the profits nor under-state the losses of the Target Company in respect of the periods to which they relate.
Position since Last Accounts Date
3.3	(a)	Since the Last Accounts Date and compared to the Last Accounts, there has been no material adverse change in the financial or trading position or in the prospects of the Target Company (other than as a result of the Restructuring) and no event, fact or matter has occurred which is likely to give rise to any such change.

(b)	Since the Last Accounts Date and compared to the Last Accounts:
(i)	the business of the Target Company has been carried on in the ordinary and usual course and the Target Company has not made or agreed to make any payment other than routine payments in the ordinary and usual course of trading;

(ii)	save for any distribution in relation to the Target Company’s profit for the six-month period ended 30 June 2005, no dividend or other distribution has been declared, paid or made by the Target Company;

(iii)	there has been no material change in the level of borrowing or in the working capital requirements of the Target Company;

(iv)	all transactions between the Target Company and any Vendor Group Company have been on an arm’s length basis and commercial terms and in their respective ordinary and usual course of business;

(v)	save for the Reorganisation Agreement, the Continuing Connected Transactions, any documentation or agreement relating to the 2008 Beijing Olympics sponsorship and contracts entered into in the usual and ordinary course of business of the Target Company, no contract, liability or commitment has been entered into by the Target Company which is of an unusual nature or which involved or could involve an obligation of a material nature or magnitude;

(vi)	save as provided in the Reorganisation Agreement or in the usual and ordinary course of business of the Target Company, the Target Company has not acquired or disposed of, or agreed to acquire or dispose of any material business or any material asset;

(vii)	no debtor has been released by the Target Company on terms that it pays less than the book value of its debt and no material debt owing to the Target Company has been deferred, subordinated or written off or has proved to any extent irrecoverable;

(viii)	no change has been made in terms of employment and any benefits in kind payable to employees and other employment related matters by the Target Company or any Vendor Group Company (other than those required by law) which could materially increase the total costs attributable to employment and employee benefits of the Target Company;

(ix)	there has been no material increase or decrease in the levels of debtors or creditors or in the average collection or payment periods for the debtors and creditors respectively;

(x)	the Target Company has not repaid any borrowing or indebtedness in advance of its stated maturity, which has a material effect on the Target Company;

(xi)	there has been no material reduction in the cash balances of the Target Company;

(xii)	save for any resolution in connection with the Reorganisation Agreement, no resolution of the Target Company has been passed whether in general meeting or otherwise (other than resolutions relating to the routine business of annual general meetings);

(xiii)	the business of the Target Company has not been affected by any abnormal factor not affecting to a similar extent generally all companies carrying on similar businesses; and

(xiv)	the Target Company has not agreed to any variation or termination of any existing contract to which the Target Company is a party and which may have a material effect upon the nature or scope of the operations of the Target Company.
Working Capital
3.4	Having regard to existing bank and other financial facilities, the Target Company has sufficient working capital available to it as at the date of this Agreement to enable it to continue to carry on its business in its present form and at its present level of turnover and for the purpose of performing in accordance with its terms all orders, projects and other obligations and discharging all liabilities which ought properly to be discharged during the period of 12 months after Completion.
Accounting and other Records
3.5	(a)	The books of account and other records of the Target Company:
(i)	are up-to-date and have been maintained in accordance with all applicable laws and generally accepted accounting practices on a proper and consistent basis;

(ii)	comprise complete and accurate records of all information required to be recorded therein;

(iii)	are in its possession or under its control together with all documents of title and executed copies of all existing agreements to which the Target Company is a party.
(b)	All accounts, documents and returns required by law to be delivered or made by the Target Company to any government authority or regulatory body or any other authority have been duly and correctly delivered or made.
4	DEBT POSITION

Debts owed to the Target Company
4.1	There are no outstanding debts owing to the Target Company other than trade debts incurred in the ordinary and usual course of business.
Debts owed by the Target Company
4.2	(a)	The Target Company has no outstanding borrowing or indebtedness in the nature of borrowing (including, without limitation, any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills (other than those on terms normally obtained), forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing) other than the Intra-Group Loans.
4.3	(b)	There has not occurred any event of default or any other event or circumstance which would entitle any person to call for early repayment under any agreement relating to any borrowing or indebtedness of the Target Company or to enforce any security given by the Target Company (or, in either case, any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance), which event or circumstance will have a material adverse effect on the Target Company.
5	REGULATORY MATTERS
5.1	(a)	The Target Company has, or will by Completion have, obtained all necessary licences, permissions, authorisations and consents required for carrying on its business effectively in the places and in the manner in which such business is now carried on.
(b)	The licences, permissions, authorisations and consents referred to in paragraph 5.1(a) are (or will by Completion be) in full force and effect, not subject to any unusual or onerous conditions, have been (or will by Completion have been) complied with in all respects.

(c)	There are no circumstances which indicate that any of the licences, permissions, authorisations or consents referred to in paragraph 5.1(a) will or are likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the acquisition of the Target BVI Shares by the Purchaser or otherwise).
5.2	(a)	The Target Company has conducted its business and corporate affairs in accordance with its business licence and with all applicable laws and regulations (whether of the PRC or any other jurisdiction).
(b)	The Target Company is not in material default of any order, decree or judgment of any court or any governmental or regulatory authority (whether of the PRC or any other jurisdiction).
6	THE RESTRUCTURING AND THE ASSETS

The Restructuring
6.1	The property and other assets transferred into the Target Company pursuant to the Reorganisation Agreement comprise all the assets necessary for the carrying on of the business carried on or to be carried on by the Target Company in the manner it is presently conducted and as described in the Circular and the liabilities assumed by the Target Company pursuant to the Reorganisation Agreement represent the only liabilities of the Target Company and are fully, fairly and accurately provided for in, the Accounts.

6.2	The events and transactions contemplated by the Restructuring do not contravene any provision of applicable law, rule or regulation and do not contravene the Articles of Association, other constitutional documents or the business licence of the Target Company or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Target Company that, singly or in the aggregate, is material to the Target Company, or any judgement, rule or regulation, order or decree of any governmental body, agency or court having jurisdiction over the Target Company and will not result in the creation or imposition of any Encumbrance or other restriction upon any assets of the Target Company.

6.3	All necessary consents, approvals, authorisations, orders, registrations and qualifications required in the PRC in connection with the events and transactions contemplated by the Restructuring have been (or will by Completion have been) made or unconditionally obtained in writing (including, without limitation, all PRC Relevant Governmental Approvals), and no such consent, approval, authorisation, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed.

6.4	There are no legal or government proceedings pending against the Target Company in the PRC challenging the effectiveness or validity of the events and transactions contemplated by the Restructuring and, to the best knowledge of the Vendor and the Warrantor, no such proceedings are threatened or contemplated by any governmental agencies in the PRC or elsewhere.
Ownership
6.5	(a)	For the purpose of this paragraph 6.5, assets shall not include the Properties, to which the provisions of Part B of this Schedule shall apply.
(b)	Each of the assets included in the Accounts or acquired by the Target Company since the Last Accounts Date (other than assets disposed of in the ordinary course of business) is the absolute property of the Target Company. Save as disclosed in the Accounts, those assets are not the subject of any security interest or any assignment, equity, option, right of pre-emption, royalty, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on deferred terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).
Possession and Third Party Facilities
6.6	(a)	All of the assets owned by the Target Company, or in respect of which the Target Company has a right of use, are in the possession or under the control of the Target Company.
(b)	Where any assets are used but not owned by the Target Company or any facilities or services are provided to the Target Company by any third party, there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

Adequacy of Assets
6.7	(a)	The assets of the Target Company and the facilities and services to which the Target Company has a contractual right include all rights, properties, assets, facilities and services necessary or desirable for the carrying on of the business of the Target Company in the manner in which it is currently carried on.
(b)	The assets of the Target Company and the facilities and services to which the Target Company has a contractual right include all assets, facilities and services necessary to enable the Target Company to conduct its business after Completion in the same manner in all material respects as described in the Circular.

(c)	Save as otherwise provided in the Continuing Connected Transactions, the Target Company does not depend in any material respect upon the use of assets owned by, or facilities or services provided by, any Vendor Group Company.
Condition
6.8	All the property and assets transferred into the Target Company pursuant to the Reorganisation Agreement including but not limited to infrastructure, plant, machinery, systems, telecommunications networks, equipment, furniture, fixtures and vehicles used by the Target Company:
(a)	are in a good state of repair and have been regularly and properly maintained in accordance with appropriate technical specifications, safety regulations and the terms and conditions of any applicable agreement;

(b)	are capable of being efficiently and properly used for the purposes for which they were acquired or are retained;

(c)	are not dangerous, inefficient, obsolete or in need of renewal or replacement.
7	INTELLECTUAL PROPERTY RIGHTS

Registered Rights
7.1	(a)	The Target Company is the sole legal owner of all Intellectual Property Rights registered or sought to be registered in any jurisdiction which are held or beneficially owned by the Target Company.
(b)	No act has been done or omitted to be done and no event has occurred or is likely to occur which may render any of such Intellectual Property Rights subject to revocation, compulsory licence, cancellation or amendment or may prevent the grant or registration of a valid Intellectual Property Right pursuant to a pending application.
Infringement
7.2	(a)	None of the operations of the Target Company infringe, or are likely to infringe, any rights held by any third party or involve the unauthorised use of confidential information disclosed to the Target Company (or any Vendor Group Company) in

circumstances which might entitle a third party to make a claim against the Target Company.
(b)	No claim has been made by any third party which alleges any infringing act or process which would fall within paragraph 7.2(a) above or which otherwise disputes the right of the Target Company to use any Intellectual Property Rights relating to its business and the Vendor and the Warrantor are not aware of any circumstances (including any act or omission to act) likely to give rise to such a claim.

(c)	There exists no actual or threatened infringement by any third party of any intellectual Property Rights held or used by the Target Company (including misuse of confidential information) or any event likely to constitute such an infringement nor has the Target Company (or any Vendor Group Company) acquiesced in the unauthorised use by any third party of any such Intellectual Property Rights.
Intellectual Property Licences
7.3	The Target Company is not in default under any licence, sub-licence or assignment granted to it in respect of any Intellectual Property Rights used by it.
Loss of Rights
7.4	No Intellectual Property Rights owned or used by the Target Company and no licence of Intellectual Property Rights of which the Target Company has the benefit will be lost, or rendered liable to any right of termination or cessation by any third party, by virtue of the acquisition by the Purchaser of the Target BVI Shares.
Records and Software
7.5	(a)	All the accounting records and systems (including but not limited to computerised accounting systems) of the Target Company are recorded, stored, maintained or operated or otherwise held by the Target Company and are not wholly or partly dependent on any facilities or systems which are not under the exclusive ownership or control of the Target Company.
(b)	The Target Company is licensed to use all software necessary to enable it to continue to use its computerised records for the foreseeable future in the same manner in which they have been used prior to the date of this Agreement and does not share any user rights in respect of such software with any other person.
8	CONTRACTUAL MATTERS

Material Contracts
8.1	Save for the Reorganisation Agreement and the Continuing Connected Transactions, there is not outstanding any agreement or arrangement to which the Target Company is a party:
(a)	which, by virtue of the acquisition of the Target BVI Shares by the Purchaser or other performance of the terms of this Agreement, will result in:

(i)	any other party being relieved of any obligation or becoming entitled to exercise any right (including any right of termination or any right of pre-emption or other option); or

(ii)	the Target Company being in default under any such agreement or arrangement or losing any benefit, right or licence which it currently enjoys or in a liability or obligation of the Target Company being created or increased;
(b)	to which any Vendor Group Company is a party or in which any Vendor Group Company or any connected person (as defined under the Listing Rules) of the Company is interested or from which any such person takes benefit, whether directly or indirectly;

(c)	entered into otherwise than by way of a bargain at arm’s length and on commercial terms;

(d)	which establishes any guarantee, indemnity, suretyship, form of comfort or support (whether or not legally binding) given by the Target Company in respect of the obligations or solvency of any third party;

(e)	pursuant to which the Target Company has sold or otherwise disposed of any company or business in circumstances such that it remains subject to any liability (whether contingent or otherwise) which is not fully provided for in the Accounts;

(f)	which, upon completion by the Target Company of its work or the performance of its other obligations under it, is likely to result in a loss for the Target Company which is not fully provided for in the Accounts or which either is not expected to make a normal profit margin or involves an abnormal degree of risk;

(g)	which establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement to which the Target Company is a party;

(h)	any power of attorney given by the Target Company or any other authority which would enable any person not employed by the Target Company to enter into any contract or commitment on behalf of the Target Company;

(i)	which involves or is likely to involve (i) material expenditure by the Target Company or (ii) material obligations or restrictions of the Target Company of an unusual or exceptional nature or magnitude and not in the ordinary and usual course of business;

(j)	which establishes any material agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement to which the Target Company is a party;

(k)	which is a currency and/or interest rate swap agreement, asset swap, future rate or forward rate agreement, interest cap, collar and/or floor agreement or other exchange or rate protection transaction or combination thereof or any option with respect to any such transaction or any other similar transaction to which the Target Company is a party;

(l)	which is any other agreement or arrangement having or likely to have a material effect on the financial or trading position or prospects of the Target Company;

(m)	which is a bid, tender, proposal or offer which, if accepted, would result in the Target Company becoming a party to any agreement or arrangement of a kind described in paragraphs 8.1(a) to (I) above.
Defaults
8.2	(a)	The Target Company is not in default under any agreement to which it is a party, which agreement is material to the Target Company and there are no circumstances likely to give rise to any such default.
(b)	No party with whom the Target Company has entered into any agreement or arrangement is in default under such agreement or arrangement and there are no circumstances likely to give rise to any such default.
9	LITIGATION AND INVESTIGATIONS

Litigation
9.1	(a)	Except as plaintiff in the collection of debts arising in the ordinary course of business, the Target Company is not a plaintiff nor a defendant in or otherwise a party to any material litigation, arbitration or administrative proceedings which are in progress or threatened or pending by or against or concerning the Target Company or any of its assets.
(b)	No governmental or official investigation or inquiry concerning the Target Company in a material respect is in progress or pending.

(c)	The Vendor and the Warrantor are not aware of any circumstances which are likely to give rise to any such proceeding, investigation or inquiry as is referred to in paragraph 9.1(a) or paragraph 9.1(b).
10	DIRECTORS AND EMPLOYEES

Employees
10.1	The Target Company has not entered into any arrangements regarding any future variation in any contract of employment in respect of any of its directors and employees nor any agreement imposing a material obligation on the Target Company to increase the basis and/or rates of remuneration and/or the provision of other benefits in kind to or on behalf of any of its directors or employees at any future date.
Compliance
10.2	The Target Company has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all material respects with all statutes, regulations, codes of conduct, collective agreements, terms and conditions of employment, orders and awards relevant to their conditions of service or to the relations between it and its employees (or former employees, as the case may be) or any recognised trade union.

Incentive Schemes
10.3	The Target Company does not have any share incentive scheme, share option scheme or profit sharing scheme for all or any of its directors or employees.
Payments on Termination
10.4	Except to the extent (if any) to which provision or allowance has been made in the Last Accounts:
(a)	no outstanding liability has been incurred by the Target Company for breach of any contract of employment or for services or for long service or redundancy payments, protective awards, compensation for dismissal or for any other liability accruing from the termination of any contract of employment or for services, and no such liability will be incurred by the Target Company as a result of the Restructuring or the acquisition of the Target BVI Shares by the Purchaser or other performance of the terms of this Agreement and the Reorganisation Agreement;

(b)	no gratuitous payment has been made or benefit given (or promised to be made or given) by the Target Company in connection with the actual or proposed termination or suspension of employment, or variation of any contract of employment, of any present or former director or employee of the Target Company.
11	INSOLVENCY ETC.
11.1	No order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of any member of the Target Group or for the appointment of any provisional liquidator. No petition has been presented for an administration order to be made in relation to any member of the Target Group, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of any member of the Target Group.

11.2	No composition in satisfaction of the debts of any member of the Target Group, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members, has been proposed, sanctioned or approved.

11.3	No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any part of any of the property, assets and/or undertaking of any member of the Target Group.

11.4	No events or circumstances analogous to any of those referred to in paragraphs 11.1 to 11.3 have occurred in any jurisdiction outside the PRC.

11.5	No circumstances exist which are likely to give rise to the occurrence of any events or circumstances described in paragraphs 11.1 to 11.4 if the Warranties were to be repeated at any time on or before Completion.

PART B: Tax and Property Warranties
1	TAX
1.1	The Target Company has all necessary tax registration certificates which are in full force and effect and the Target Company has not established any place of business or carried on any business and has not made any filing with any tax authority in any part of the world other than the PRC.

1.2	The Target Company has complied in all material respects with all statutory provisions, rules, regulations, orders and directions concerning profits or enterprise income tax, foreign invested enterprise income tax, value-added tax, business tax and stamp duty (and any similar applicable tax or taxation in the PRC).

1.3	No tax authority has agreed to operate any special arrangement (being an arrangement which is not based on a uniform application of the relevant legislation whether expressly provided for in the relevant legislation or operated by way of extra statutory concession or otherwise) in relation to the Target Company.

1.4	The Target Company has duly, within all appropriate time limits, made all returns, given all notices and supplied all information required to be supplied to all relevant tax authorities. All such information was when provided and remain complete and accurate and all such returns and notices were when provided and remain complete and accurate and were made on a proper basis.

1.5	The Target Company has not received any notice or allegation from any tax authorities that it has not complied with any relevant legal requirement relating to registration or notification for taxation purposes, and the Target Company is not involved in any dispute or investigation with any tax authority and there are no evidence, facts or matters which it reasonably believes will cause any such dispute or investigation or any liability for taxation (present or future).

1.6	The Target Company:
(a)	has paid or accounted for all taxation (if any) due to be paid or accounted for by it before the date of this Agreement;

(b)	is not under any liability to pay any penalty or interest in connection with any taxation referred to in paragraph 1.6(a);

(c)	has made all deductions and withholdings in respect or on account of taxation which it is required or entitled by any relevant legislation to make from any payments made by it including, without limitation, interest annuities or other annual payments, royalties, rent, remuneration payable to employees or sub-contractors or payments to a non-resident and where the Target Company has accounted in full to the relevant fiscal authority for any taxation so deducted or withheld; and

(d)	has taken all necessary steps to obtain any repayment of or relief from taxation available to it.
1.7	All sums due and payable to any taxation authority in respect of emoluments paid and benefits provided to the employees of the Target Company at the date of this Agreement have been paid and all such deductions and retentions as are required under the laws of the PRC have been made.

1.8	All remuneration, compensation payments, payments on retirement or removal from an office or employment and other sums paid or payable to employees or officers or former employees or officers of the Target Company and all interest, annuities, royalties, rent and other annual payments paid or payable by the Target Company (whether before or after the date hereof) pursuant to any obligation in existence at the date hereof are and will (on the basis of the taxation legislation in force at the date hereof) be deductible for income tax purposes either in computing the profits of the Target Company or as a charge on the income of the Target Company.

1.9	The Target Company has made or caused to be made the returns which ought to be made by or in respect of each for any taxation purposes and no returns are the subject of any dispute with any tax authority.
2	PROPERTY
2.1	The Target Company has legal right and authority to occupy and use all of the Properties and legal right and authority to use all material personal property owned by it, in each case free and clear of all Encumbrances, defects or any other restrictions except such as are described in the Property Legal Opinions or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Target Company.

2.2	The Target Company does not own, operate, manage or has any other right or interest, directly or indirectly, in any other material real property of any kind save for those described in the Property Legal Opinions and the Property Leasing Agreement and the Property Sub-leasing Agreement referred to in the Appendix.

APPENDIX
Continuing Connected Transactions
1.	Domestic Interconnection Settlement Agreement

2.	International Long Distance Voice Services Settlement Agreement

3.	Property Leasing Agreement

4.	Property Sub-leasing Agreement

5.	Master Sharing Agreement

6.	Engineering and Information Technology Services Agreement

7.	Materials Procurement Agreement

8.	Ancillary Telecommunications Services Agreement

9.	Support Services Agreement

10.	Telecommunications Facilities Leasing Agreement

SIGNATURE PAGE

SIGNED by /s/ Zhang Chunjiang	)

for and on behalf of	)

CHINA NETCOM GROUP CORPORATION (BVI) LIMITED	)

in the presence of:	)

/s/ Celia Lam
Celia C.L. Lam
Linklaters
Solicitor, Hong Kong SAR

SIGNED by /s/ Zhang Chunjiang	)

for and on behalf of	)

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED	)

in the presence of:	)

/s/ Celia Lam
Celia C.L. Lam
Linklaters
Solicitor, Hong Kong SAR

SIGNED by /s/ Zhang Chunjiang	)

for and on behalf of	)

CHINA NETWORK COMMUNICATIONS GROUP	)

in the presence of:	)

/s/ Celia Lam
Celia C.L. Lam
Linklaters
Solicitor, Hong Kong SAR